UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Anthony D. Minella

c/o LSB Funding LLC Legal Department

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502160104

1	Name of Reporting Person LSB Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,000,000 shares of Common Stock
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,000,000 shares of Common Stock
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000 shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.2 % of Common Stock (1)
14	Type of Reporting Person OO

(1)	Calculated based on 88,726,177 shares of Common Stock outstanding as of August 9, 2022, as reported in LSB Industries, Inc.’s Registration Statement filed on August 10, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 5 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission (the “SEC”) by LSB Funding LLC, a Delaware limited liability company (the “Reporting Person”), on December 14, 2015, and amended by Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”), originally filed with the SEC by the Reporting Person on May 20, 2016, amended by Amendment No. 2 to the Schedule 13D (the “Amendment No. 2”), originally filed with the SEC by the Reporting Person on July 20, 2021, amended by Amendment No. 3 to the Schedule 13D (the “Amendment No. 3”), originally filed with the SEC by the Reporting Person on September 27, 2021, and amended by Amendment No. 4 to the Schedule 13D (the “Amendment No. 4”), originally filed with the SEC by the Reporting Person on October 12, 2021.

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 as applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Effective August 10, 2022, the Reporting Person made a pro rata distribution in kind, without consideration, of 29,356,127 shares of Common Stock (the “Distributed Shares”) to its indirect equityholders, certain of whom then made a pro rata distribution in kind, without consideration, of a total of 24,803,398 shares of Common Stock to its indirect equityholder SBT Investors LLC, a Delaware limited liability company (“SBT Investors”), in each case as such indirect equityholder’s member (collectively, the “Distribution”).

In connection with the Distribution, on August 10, 2022, the Reporting Person entered into a letter agreement with the Issuer, SBT Investors and the other parties thereto (the “Board Representation Letter Agreement”) and a letter agreement with the Issuer and SBT Investors (the “Rights Letter Agreement” and, together with the Board Representation Letter Agreement, the “Letter Agreements”).

Pursuant to the Board Representation Letter, the Reporting Person transferred to SBT Investors the right to designate nominees to serve on the Issuer’s board of directors (the “Board”). The Issuer and the Reporting Person and SBT Investors have also entered into certain modifications to the Registration Rights Agreement between the Reporting Person and the Issuer and the Securities Exchange Agreement between the Reporting Person and the Issuer, each as described in the Rights Letter Agreement.

The description of the Letter Agreements is a summary only and is qualified in its entirety by reference to the text of the Letter Agreements, which is referenced as Exhibit 1 and Exhibit 2 to this Statement.

As previously announced on August 10, 2022, the Reporting Person intends to offer shares of Common Stock as a selling stockholder in a registered public offering made pursuant to a registration statement filed with the SEC (the “Proposed Offering”). Subject to the completion of the Proposed Offering, the Issuer has agreed to repurchase shares of the Issuer’s Common Stock from the underwriters at a price per share equal to the price per share paid by the underwriters to the Reporting Person as a selling stockholder in the Proposed Offering. The Proposed Offering is subject to market conditions and there can be no assurance as to whether or when the Proposed Offering may be consummated or as to the actual size or terms of the Proposed Offering. The Reporting Person may also explore one or more other monetization transactions with respect to shares of Common Stock, which may include public offerings or private placements. The Proposed Offering and any such other potential transactions may involve one or more of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may review its investments in the Issuer on a continuing basis. The determination to conduct any such additional monetization transactions will be based on a variety of factors, including, among other things, the price level and liquidity of the Common Stock and general market and economic conditions. There can be no assurance that any such transactions will be consummated. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investments in the Issuer as it deems appropriate. Notwithstanding anything to the contrary herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a), (b) Based upon the Issuer’s Registration Statement filed on August 10, 2022, there were 88,726,177 shares of Common Stock outstanding as of August 8, 2022. The Reporting Person previously owned 54,356,127 shares of Common Stock and, on August 10, 2022, the Reporting Person distributed the Distributed Shares. Accordingly, the Reporting Person beneficially owns 25,000,000 shares of Common Stock, representing approximately 28.2% of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over such shares.

(c) Except as reported herein, in the Original Schedule 13D, in Amendment No. 1, in Amendment No. 2, Amendment No. 3 and in Amendment No. 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	The Board Representation Letter Agreement, dated as of August 10, 2022, by and among the Reporting Person, the Issuer, SBT Investors and the other parties thereto.

Exhibit 2	The Rights Letter Agreement, dated as of August 10, 2022, by and among the Reporting Person, the Issuer and SBT Investors.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2022

LSB FUNDING LLC

By:	/s/ Todd Boehly
Name:	Todd Boehly
Title:	Manager

EXHIBIT INDEX

Exhibit 1	The Board Representation Letter Agreement, dated as of August 10, 2022, by and among the Reporting Person, the Issuer, SBT Investors and the other parties thereto.

Exhibit 2	The Rights Letter Agreement, dated as of August 10, 2022, by and among the Reporting Person, the Issuer and SBT Investors.